UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-40613

DigiAsia Corp.

(Translation of registrant’s name into English)

One Raffles Place #28-02

Singapore 048616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Equity Line of Credit

On February 17, 2025, DigiAsia Corp. (the “Company”) entered into a purchase agreement (the “ELOC Agreement”) with Arena Business Solutions Global SPC II, LTD (the “Investor”). Under the ELOC Agreement, the Company has the right, but not the obligation, to direct the Investor to purchase up to $20 million of the Company’s ordinary shares, par value $0.0001 per share (the “Common Shares”) upon the satisfaction of certain terms and conditions contained in the ELOC Agreement, including, but not limited to, the filing of a registration statement on Form F-1 or F-3 registering the Registrable Securities (as defined in the ELOC Agreement) within 60 calendar days of the date of the ELOC Agreement. The term of the ELOC Agreement began on the date of execution and ends upon the date of termination in accordance with Section 11.02 of the ELOC Agreement (the “Commitment Period”).

During the Commitment Period, the Company may direct the Investor to purchase Common Shares by delivering a notice (an “Advance Notice”) to the Investor. The Company shall, in its sole discretion, select the number of Common Shares requested by the Company in each Advanced Notice. However, such amount may not exceed the Maximum Advance Amount (as defined in the ELOC Agreement). The purchase price to be paid by the Investor for the Common Shares will be 95% of the Market Price (as defined in the ELOC Agreement).

In consideration for the Investor’s execution and delivery of the ELOC Agreement, the Company agreed to issue to the Investor Commitment Fee Shares (as defined in the ELOC Agreement): (i) equal to 250,000 shares divided by the lowest 1-Trading Day VWAP of the Common Shares over the five (5) trading days immediately preceding the effective date of the initial registration statement (the “Effective Date”), and (ii) equal to 250,000 shares divided by the lowest 1-Trading Day VWAP of the Common Shares over the five (5) trading days immediately preceding the one-month anniversary (the “Anniversary Date”) of the Effective Date. Each issuance is subject to a true-up pursuant to the terms and conditions in Section 13.04(d) of the ELOC Agreement.

The ELOC Agreement contains customary representations, warranties, agreements and conditions to completing future sale transactions, indemnification rights and obligations of the parties. Among other things, the Investor represented to the Company, that it is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act). The Company issued, and will issue, the securities in reliance upon an exemption from registration contained in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

The foregoing description of the ELOC Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the ELOC Agreement filed herein as Exhibit 10.1 and incorporated by reference herein.

Exhibits No.	Description
10.1	Purchase Agreement, dated February 17, 2025, by and among DigiAsia Corp. and the Investor party thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DigiAsia Corp. (Registrant)

Date: March 20, 2025	By:	/s/ Prashant Gokarn
	Name:	Prashant Gokarn
	Title:	Co-Chief Executive Officer

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